UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:     April 2011
Commission File Number:  001-10691

Diageo plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to  Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 April 2011

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (01 April 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (15 April 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (06 April 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 April 2011)
Announcement Ms Mahlan informs the company of her beneficial interests. (07 April 2011)	Announcement PDMRs inform the Company of their beneficial interests. (20 April 2011)
Announcement Dr Humer informs the company of his beneficial interests. (07 April 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 April 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 April 2011)	Announcement Company announces publication of a Supplemental Prospectus. (26 April 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 April 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (26 April 2011)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh and PDMRs inform the Company of their interests therein.
Dr Humer informs the Company of his beneficial interests.
(12 April 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (27 April 2011)
Announcement Company announces correction to announcement headline. (12 April 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 April 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 April 2011)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:51 01-Apr-2011
Number	11350-70F1

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 13,600 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,137,566 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,848,602.

J Nicholls

Deputy Company Secretary

1 April 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:35 06-Apr-2011
Number	11435-98F3

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 7,478 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,130,088 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,856,080.

J Nicholls

Deputy Company Secretary

6 April 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:41 07-Apr-2011
Number	11240-0837

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The following notification was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification yesterday that Deirdre Mahlan, a Director of the Company, had on 4 April 2011 purchased 3,021 American Depository Shares* in the Company ("ADS") to be held in her 401K nominee account at a price per ADS of $76.75.

As a result of the above transaction Mrs Mahlan's interests in the Company's ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) has increased to 8,863.

J Nicholls

Deputy Company Secretary

7 April 2011

*1 American Depositary Share is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:42 07-Apr-2011
Number	11542-B932

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The following notification was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Dr FB Humer, a director of the Company, as participant in the Diageo Dividend Reinvestment Plan (the "Plan") had received 330 ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") in lieu of the interim dividend paid on 6 April 2011.

The Ordinary Shares were purchased on 6 April 2011 (with a settlement date of 11 April 2011) at an average price of £12.07.

As a result of the above transaction Dr FB Humer's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's employee benefit trusts) has increased to 30,398.

J Nicholls

Deputy Company Secretary

7 April 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:58 08-Apr-2011
Number	11458-A953

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 27,889 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,102,199 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,883,969.

J Nicholls

Deputy Company Secretary

8 April 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:58 11-Apr-2011
Number	11358-3832

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 1,200 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,100,999 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,885,169.

J Nicholls

Deputy Company Secretary

11 April 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:21 12-Apr-2011
Number	11517-74B5

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 12 April 2011 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 11 April 2011 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

PS Walsh	16

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 11 April 2011 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	15

S Fletcher	16

D Gosnell	16

J Grover	16

A Morgan	16

G Williams	16

I Wright	16

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £11.97.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 11 April 2011 from Dr FB Humer, a director of the Company, that he had purchased 692 Ordinary Shares on 11 April 2011 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £11.97.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS* - American Depositary Share (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	31,090

PS Walsh	666,317

Name of PDMR	Number of Ordinary Shares

N Blazquez	51,347

S Fletcher	95,024

D Gosnell	72,543

J Grover	154,504

A Morgan	150,392

G Williams	183,780 (of which 6,232 are held as ADS*)

I Wright	25,190

J Nicholls

Deputy Company Secretary

12 April 2011

*1 American Depositary Share is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Correction: Director/PDMR Shareholding
Released	15:32 12-Apr-2011
Number	11532-99F4

This replaces the previous announcement that was released at 15:21 under the incorrect headline.

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 12 April 2011 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 11 April 2011 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

PS Walsh	16

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 11 April 2011 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	15

S Fletcher	16

D Gosnell	16

J Grover	16

A Morgan	16

G Williams	16

I Wright	16

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £11.97.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 11 April 2011 from Dr FB Humer, a director of the Company, that he had purchased 692 Ordinary Shares on 11 April 2011 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £11.97.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS* - American Depositary Share (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	31,090

PS Walsh	666,317

Name of PDMR	Number of Ordinary Shares

N Blazquez	51,347

S Fletcher	95,024

D Gosnell	72,543

J Grover	154,504

A Morgan	150,392

G Williams	183,780 (of which 6,232 are held as ADS*)

I Wright	25,190

J Nicholls

Deputy Company Secretary

12 April 2011

*1 American Depositary Share is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:35 13-Apr-2011
Number	11231-2B9C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 7,062 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,093,937 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,892,231.

J Nicholls

Deputy Company Secretary

13 April 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:57 15-Apr-2011
Number	11453-318A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 5,544 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,088,393 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,897,775.

J Nicholls

Deputy Company Secretary

15 April 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:53 18-Apr-2011
Number	11252-2404

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 21,632 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,066,761 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,919,407.

J Nicholls

Deputy Company Secretary

18 April 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:45 20-Apr-2011
Number	11144-EB71

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 19 April 2011 that the following Persons Discharging Managerial Responsibilities ("PDMR"), as participants in the dividend reinvestment programme connected with the Company's US Employee Stock Purchase Plan (also known as the US Sharevalue Plan), received American Depository Shares ("ADS*") in lieu of the Company's interim dividend paid on 11 April 2011, as follows:

Name of PDMR	Number of ADSs

G Ghostine	15

D Mahlan	37

I Menezes	64

R Millian	27

T Proctor	38

L Schwartz	43

G Williams	15

The ADSs were purchased on 11 April 2010 at a price of $77.69 per ADS.

As a result of the above transactions, the interests of PDMRs in the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased as follows:

Name of PDMR	Number of Ordinary Shares

G Ghostine	51,655 (of which 32,987 are held in the form of ADS)

I Menezes	358,496 (of which 265,498 are held in the form of ADS)

G Williams	183,836 (of which 6,288 are held in the form of ADS)

Number of ADSs

D Mahlan	8,901

R Millian	10,444

T Proctor	38,580

L Schwartz	6,404

*1 ADS is the equivalent of 4 Ordinary Shares.

J Nicholls

Company Secretary

20 April 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:06 20-Apr-2011
Number	11505-4FA0

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 3,988 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,062,773 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,923,395.

J Nicholls

Deputy Company Secretary

20 April 2011

Company	Diageo PLC
TIDM	DGE
Headline	Publication of Prospectus
Released	11:32 26-Apr-2011
Number	11131-5270

Diageo plc

Publication of a Prospectus

26 April 2011

Publication of a Supplemental Prospectus

The following supplemental prospectus has been approved by the UK Listing Authority and is set out below:

Supplemental Prospectus dated 21 April 2011 relating to a Prospectus dated 30 September 2010 for the Programme for the Issuance of Debt Instruments of Diageo plc as Issuer and Guarantor, Diageo Finance plc as Issuer and Diageo Capital B.V. as Issuer.

For further information, please contact:

Catherine James

Investor Relations
Diageo plc +44 20 8978 2272
investor.relations@diageo.com

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplemental Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplemental Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplemental Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addresses of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Supplemental prospectus dated 21 April 2011 to the Prospectus dated 30 September 2010

DIAGEO plc
(Incorporated with limited liability in England and Wales with registered number 23307)
as Issuer and Guarantor

DIAGEO FINANCE plc
(Incorporated with limited liability in England and Wales with registered number 213393)
as Issuer

DIAGEO CAPITAL B.V.
(Incorporated with limited liability in the Netherlands with registered number 34196822 and having its corporate seat in Amsterdam)
as Issuer

Programme for the Issuance of Debt Instruments

Supplemental prospectus incorporating by reference the press release dated 10 February 2011 (the "Press Release") relating to the interim results of Diageo plc for the six months ended 31 December 2010 and the Form 6-K filed with the U.S. Securities and Exchange Commission on 16 February 2011 (the "Form 6-K") relating to, inter alia, the interim results of Diageo plc for the six months ended 31 December 2010

This supplemental prospectus (the "Supplemental Prospectus" which constitutes a supplementary prospectus for the purpose of Section 87G of the Financial Services and Markets Act 2000 (the "FSMA 2000"), which definition shall also include all information incorporated by reference herein) has been prepared by the Obligors for use in connection with debt instruments (the "Instruments") issued from time to time under the above mentioned Programme for the Issuance of Debt Instruments (the "Programme"). A prospectus dated 30 September 2010 (the "Prospectus") has been prepared by the Obligors and approved as a base prospectus for the purposes of Directive 2003/71/EC (the "Prospectus Directive") by the Financial Services Authority in its capacity as competent authority under the FSMA 2000 (the "UK Listing Authority"), for use in connection with the issue of the Instruments. This Supplemental Prospectus supplements, updates and forms part of the Prospectus, and should be read in conjunction therewith, together with any other supplement to the Prospectus issued by the Obligors.

The Press Release and the Form 6-K have been previously published or are published simultaneously with this Supplemental Prospectus, and have been approved by the UK Listing Authority or filed with it, and shall be deemed to be incorporated in, and to form part of, this Supplemental Prospectus and the Prospectus, except that:

(1) the following wording contained in the Press Release shall not be deemed to be incorporated in, and shall not be deemed to form part of, the Supplemental Prospectus or the Prospectus:

"we will improve on the organic operating profit growth we delivered in fiscal 2010", and

(2) the following wording contained on page four of the Form 6-K shall not be deemed to be incorporated in, and shall not be deemed to form part of, the Supplemental Prospectus or the Prospectus:

"our first half performance gives me increased confidence that we will improve on the organic operating profit growth we delivered in fiscal 2010".

A copy of the Press Release and the Form 6-K may be obtained as set out in the section "DOCUMENTS INCORPORATED BY REFERENCE" in the Prospectus.

Each of Diageo plc ("Diageo"), Diageo Finance plc and Diageo Capital B.V. (each an "Issuer" and together the "Issuers") and Diageo as guarantor (the "Guarantor") (together with the Issuers, the "Obligors" and each an "Obligor") accepts responsibility for the information contained in this Supplemental Prospectus. To the best of the knowledge of each Obligor (who have taken all reasonable care to ensure that such is the case), the information contained in this Supplemental Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Supplemental Prospectus and the Prospectus are to be read in conjunction with all documents which are incorporated herein and therein by reference.

To the extent that there is any inconsistency between (a) any statement in this Supplemental Prospectus or any statement incorporated by reference into the Prospectus by this Supplemental Prospectus and (b) any other statement in or incorporated by reference in the Prospectus prior to the date of this Supplemental Prospectus, the statements in (a) will prevail.

If documents which are incorporated by reference to this Supplemental Prospectus themselves incorporate any information or other documents therein, either expressly or implicitly, such information or other documents will not form part of this Supplemental Prospectus for the purposes of the Prospectus Directive except where such information or other documents are specifically incorporated by reference or attached to the Supplemental Prospectus.

Save as disclosed in this Supplemental Prospectus and the Prospectus there has been no other significant new factor, material mistake or inaccuracy relating to information contained in the Prospectus which is capable of affecting the assessment of Instruments issued under the Programme since the publication of the Prospectus.

Investors should be aware of their rights under Section 87Q(4) of the FSMA 2000.

The distribution of the Prospectus, this Supplemental Prospectus, any other supplements to the Prospectus and any Final Terms and the offering or sale of the Instruments in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus, this Supplemental Prospectus, any other supplements to the Prospectus or any Final Terms come are required by the Issuers, the Dealers and the Arranger to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of the Prospectus, this Supplemental Prospectus, any other supplements to the Prospectus, any Final Terms and other information in relation to the Issuers and the Instruments, and the offering or sale of the instruments in the United States, the European Economic Area, the United Kingdom, Japan, the Netherlands and France. For a further description of restrictions on offers, sales and transfers of Instruments and distribution of the Prospectus, this Supplemental Prospectus, any other supplements to the Prospectus and any Final Terms, see the section entitled "Subscription and Sale" in the Prospectus. The Instruments have not been and will not be registered under the U.S. Securities Act of 1933 (as amended) and may include Instruments in bearer form which are subject to U.S. tax law requirements. Subject to certain exceptions, Instruments may not be offered, sold or delivered within the United States or to U.S. persons.

None of the Prospectus, this Supplemental Prospectus, any other supplements to the Prospectus or any Final Terms constitutes an offer of, or an invitation by or on behalf of the Issuers, the Arranger or the Dealers to subscribe for, or purchase, any Instruments.

Prospective investors should have regard to the factors described under the section headed "RISK FACTORS" in the Prospectus.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:06 26-Apr-2011
Number	11505-5D0D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 45,403 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 251,017,370 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,968,798.

J Nicholls

Deputy Company Secretary

26 April 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:58 27-Apr-2011
Number	11357-2A94

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 23,997 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,993,373 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,992,795.

J Nicholls

Deputy Company Secretary

27 April 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:10 28-Apr-2011
Number	11409-3B7A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 10,184 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,983,189 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,002,979.

J Nicholls

Deputy Company Secretary

28 April 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 16 May 2011	By:	/s/ C Kynaston
	Name:	Claire Kynaston
	Title:	Assistant Company Secretary